

09011465

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(**X**) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQULRED) for the transition period from _____ to _____ .

Commission file number: 333-140659

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    SBERA 401(k) Plan as adopted by Hampden Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Hampden Bancorp, Inc.
    19 Harrison Ave.
    Springfield, Massachusetts 01103

REQUIRED INFORMATION

Item 1-3. The SBERA 401(K) Plan, as adopted by Hampden Bank (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4. Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements. A copy of the Form 5500 Annual Report, including Schedule I is filed herewith.

FORM 5500

Form **5500**		Annual Return/Report of Employee Benefit Plan		Official Use Only

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee
Retirement Income Security Act of 1974 (ERISA) and sections 6047(e),
6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with
the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 – 0110
1210 – 0089

2008

This Form is Open to
Public Inspection.

Part I   Annual Report Identification Information

For the calendar plan year 2008 or fiscal plan year beginning   , and ending   ,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) _____

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here . . . . ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions). . . . . ▶ ☐

Part II   Basic Plan Information -- enter all requested information.

1a Name of plan
SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK

1b Three-digit
plan number (PN) ▶   002

1c Effective date of plan (mo., day, yr.)
08/01/1994

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
HAMPDEN BANK

19 HARRISON AVENUE

SPRINGFIELD,   MA   01103

2b Employer Identification Number (EIN)
04-1414080

2c Sponsor's telephone number
413-736-1812

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE

Signature of plan administrator   Date: 6|3|09   THOMAS FORESE JR
Type or print name of individual signing as plan administrator

SIGN HERE

Signature of employer/plan sponsor/DFE   Date: 6-1-09   Lynn S Bunce
Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   Form **5500** (2008)

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Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") THOMAS FORESE JR 4A GILL STREET WOBURN MA 01801	**3b** Administrator's EIN 22-3244797 **3c** Administrator's telephone number 781-938-6559

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below: **a** Sponsor's name	**b** EIN **c** PN	
5 Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN **c** Telephone number	

6 Total number of participants at the beginning of the plan year	**6**	113
7 Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a Active participants.	**7a**	89
b Retired or separated participants receiving benefits	**7b**	0
c Other retired or separated participants entitled to future benefits	**7c**	28
d Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	117
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f Total. Add lines **7d** and **7e**	**7f**	117
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	113
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested.	**7h**	0
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	9

8 Benefits provided under the plan (complete **8a** and **8b,** as applicable)

a ☒ Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): |2E| |2F| |2G| |2J| |2K| |3E| | | | | | |

b ☐ Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions): | | | | | | | | | | | | | | | | | | | |

9a Plan funding arrangement (check all that apply) **(1)** ☐ Insurance **(2)** ☐ Code section 412(e)(3) insurance contracts **(3)** ☒ Trust **(4)** ☐ General assets of the sponsor	**9b** Plan benefit arrangement (check all that apply) **(1)** ☐ Insurance **(2)** ☐ Code section 412(e)(3) insurance contracts **(3)** ☒ Trust **(4)** ☐ General assets of the sponsor

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10 　Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a 　**Pension Benefit Schedules**

(1) 　[X] 　　**R** 　　(Retirement Plan Information)

(2) 　[ ] 　　**B** 　　(Actuarial Information)

(3) 　[ ] 　　**E** 　　(ESOP Annual Information)

(4) 　[X] 　　**SSA** (Separated Vested Participant Information)

b 　**Financial Schedules**

(1) 　[ ] 　　**H** 　(Financial Information)

(2) 　[X] 　　**I** 　(Financial Information -- Small Plan)

(3) 　[ ] _____ **A** 　(Insurance Information)

(4) 　[ ] 　　**C** 　(Service Provider Information)

(5) 　[X] 　　**D** 　(DFE/Participating Plan Information)

(6) 　[ ] 　　**G** 　(Financial Transaction Schedules)





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SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2008

This Form is Open to Public Inspection.

For calendar plan year 2008 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK

B Three-digit
plan number ▶ 002

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
HAMPDEN BANK

D Employer Identification Number
04-1414080

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12 IE SBERA COMMON COLLECTIVE TRUST

(b) Name of sponsor of entity listed in (a) SBERA

(c) EIN-PN 04-2004337-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 4523217

(a) Name of MTIA, CCT, PSA, or 103-12 IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12 IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12 IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) _____

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   **Schedule D (Form 5500) 2008**





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(a) Name of MTIA, CCT, PSA, or 103–12 IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12 IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103–12 IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12 IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103–12 IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12 IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103–12 IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12 IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103–12 IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12 IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103–12 IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12 IE at end of year (see instructions) _____

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Part II	**Information on Participating Plans (to be completed by DFEs)**

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____





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SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2008

This Form is Open to Public Inspection.

For calendar year 2008 or fiscal plan year beginning , and ending ,

A Name of plan	**B** Three-digit plan number ▶	002
SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK		

C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number
HAMPDEN BANK	04-1414080

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets...	**1a**	4512892	4670507
b Total plan liabilities......................................	**1b**		
c Net plan assets (subtract line 1b from line 1a)....................	**1c**	4512892	4670507

2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable			
(1) Employers..	**2a(1)**	185766	
(2) Participants..	**2a(2)**	336181	
(3) Others (including rollovers)............................	**2a(3)**	691562	
b Noncash contributions....................................	**2b**		
c Other income...	**2c**	-913610	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)...........	**2d**		299899
e Benefits paid (including direct rollovers).......................	**2e**	136849	
f Corrective distributions (see instructions)......................	**2f**		
g Certain deemed distributions of participant loans (see instructions)....	**2g**	5435	
h Other expenses..	**2h**		
i Total expenses (add lines 2e, 2f, 2g, and 2h)....................	**2i**		142284
j Net income (loss) (subtract line 2i from line 2d).................	**2j**		157615
k Transfers to (from) the plan (see instructions)...................	**2k**		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests...	**3a**		X	
b Employer real property..	**3b**		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   **Schedule I (Form 5500) 2008**





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Official Use Only

		Yes	No	Amount
3c	Real estate (other than employer real property)	3c	X	
d	Employer securities	3d	X	
e	Participant loans	3e	X (Yes)	147289
f	Loans (other than to participants)	3f	X	
g	Tangible personal property	3g	X	

Part II — Transactions During Plan Year

4 During the plan year:

		Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a	X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance	4b	X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c	X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d	X	
e	Was the plan covered by a fidelity bond?	4e	X (Yes)	451289
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f	X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g	X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h	X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j	X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X (Yes)	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year .... ☐ Yes ☒ No Amount _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)   **5b(2)** EIN(s)   **5b(3)** PN(s)

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SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the
Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a)
of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2008

**This Form is Open to
Public Inspection.**

For calendar year 2008 or fiscal plan year beginning , and ending ,

A Name of plan
SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK

B Three-digit
plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
HAMPDEN BANK

D Employer Identification Number
04-1414080

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions. . . . .   **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the plan year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 04-2004337 _____
Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? . . . . ☐ Yes ☐ No ☐ N/A
If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior plan year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . ▶ Month_____ Day_____ Year_____
If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . .   **6a** $
b Enter the amount contributed by the employer to the plan for this plan year . . . .   **6b** $
c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . .   **6c** $
If you completed line 6c, skip lines 7 and 8 and complete line 9.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change?. . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.). . . . . ☐ Increase ☐ Decrease ☐ No

Part IV Coverage (See instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements . . . . ☐ ratio percentage test ☐ average benefit test

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v11.3 **Schedule R (Form 5500) 2008**

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SCHEDULE SSA (Form 5500)	Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits	Official Use Only
	Under Section 6057(a) of the Internal Revenue Code	OMB No. 1210-0110
	▶ File as an attachment to Form 5500 unless box 1 is checked.	**2008**
Department of the Treasury Internal Revenue Service		This Form is NOT Open to Public Inspection.

For calendar plan year 2008 or fiscal plan year beginning   ,   and ending   ,

A Name of plan	**B** Three-digit
SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK	plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number
HAMPDEN BANK	04-1414080

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

   City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

   City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE   Signature of plan administrator   ▶ _____

Phone number of plan administrator ▶ _____781-938-6559_____   Date ▶ __6|3|c9__

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   **Schedule SSA (Form 5500) 2008**



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Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

		Use with entry code "A", "B", "C", or "D"			Use with entry code "A" or "B"		
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant			Enter code for nature and form of benefit		Amount of vested benefit
		(First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment
A	013625280	ANTHONY		MORIARTY	A	A	
A	013727215	SHANNON		CLARK	A	A	
A	016404644	EDYTHE	J	BARBER	A	A	
A	026621354	LOUIS		RIZZO	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
(a) Entry Code	Amount of vested benefit			**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number
	Defined contribution plan				
	(g) Units or shares	Share indicator	**(h)** Total value of account		
A			20258.00		
A			511.00		
A			10866.00		
A			407.00		





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4   Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

		Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
						Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant				**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment
		(First)	(M.I.)	(Last)				
A	029503517	DEBORAH	A	PLACE		A	A	
A	029563471	LUZVIMINDA		RICHARDSON		A	A	
A	031426003	ELISSA	M	LANGEVIN		A	A	
A	031582172	MICHELLE	L	CAYO		A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit				
	Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number
A			199.00		
A			145.00		
A			37595.00		
A			26984.00		





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4   Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

     Code A -- has not previously been reported.

     Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

     Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

     Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

		Use with entry code "A", "B", "C", or "D"			Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant			**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment
		(First)	(M.I.)	(Last)			
A	534027122	ANJALI		ANDERSEN	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit				
	Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number
A			8088.00		





3 0 0 8 6 0 0 2 0 J

SUMMARY ANNUAL REPORT

FOR SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK

This is a summary of the annual report for the SBERA 401(K) PLAN AS ADOPTED BY HAMPDEN BANK, EIN 04-1414080, Plan No. 002, for period January 1, 2008 through December 31, 2008. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $142,284. These expenses included $136,849 in benefits paid to participants and beneficiaries. A total of 117 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $4,670,507 as of December 31, 2008, compared to $4,512,892 as of January 1, 2008. During the plan year the plan experienced an increase in its net assets of $157,615. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $299,899 including employer contributions of $185,766, employee contributions of $336,181, rollover contributions of $691,562 and earnings from investments of $(913,610).

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information; and
2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call HAMPDEN BANK, 19 HARRISON AVENUE, SPRINGFIELD, MA 01103, (413) 736-1812.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (HAMPDEN BANK, 19 HARRISON AVENUE, SPRINGFIELD, MA 01103) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/3/09

SBERA 401(K) Plan, as adopted by Hampden Bank

Plan Administrator